

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 15, 2009

Via U.S. Mail and Fax (303-573-8133)
Mr. A.G. Foust
Chief Executive and Financial Officer
Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80222

> **Re: Monument Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 18, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 000-51751**

Dear Mr. Foust:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Chris White
> Branch Chief

cc: Mr. Samuel E. Wing